SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2016
(Commission File No. 001-32221) ,

GOL LINHAS AÉREAS INTELIGENTES S.A.
(Exact name of registrant as specified in its charter)

GOL INTELLIGENT AIRLINES INC.
(Translation of Registrant's name into English)

Praça Comandante Linneu Gomes, Portaria 3, Prédio 24
Jd. Aeroporto
04630-000 São Paulo, São Paulo
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Change in the Composition of the Statutory Audit Committee

São Paulo, May 20, 2016 - GOL Linhas Aéreas Inteligentes S.A., “GOL” or “Company” (BM&FBOVESPA: GOLL4 e NYSE: GOL), (S&P: CC, Fitch: C, Moody’s: Caa3), the largest low-cost and best-fare airline in Latin America, pursuant to the terms of Article 30, Paragraph XXX, of the Brazilian Securities and Exchange Commission (“CVM”) No. 480, of December 7, 2009, as amended, hereby informs its shareholders and the market in general that the composition of the Company's Statutory Audit Committee was changed as follows.

In view of the expiration of his term of office, Luiz Kaufmann is no longer a member of the Company's Statutory Audit Committee. In view of Mr. Luiz Kaufmann's egress, the Company's Board of Directors, on a meeting held on May 11, 2016, has appointed Germán Pasquale Quiroga Vilardo to become a member of the Company's Statutory Audit Committee.

Germán Pasquale Quiroga Vilardo has a degree in electronic engineering by the "Instituto Militar de Engenharia" (IME) and a master's degree in digital systems by the "Escola Politécnica" of USP. Germán was founder and CEO of TV1.com, founder, CIO and CMO of Americanas.com, CIO and CMO of Cyrela Brazil Realty and founder, CEO and member of the Board of Directors of Pontofrio.com, e-platform, e-hub, Nova Pontocom and Cnova, and, in the latter, he worked leading the Company's IPO on NASDAQ. He is currently vice-president of the Board of Directors of Totvs, vice-president of the Board of Directors of Camara-E.net and occupies the position of member of the Board of Directors of Sequoia, of Abrarec and of Fecomércio. Germán is currently a member of GOL's Board of Directors and Statutory Audit Committee.

Due to the change mentioned above, the Company's Statutory Audit Committee is now composed by Richard Freeman Lark Jr., Antônio Kandir and Germán Pasquale Quiroga Vilardo.

1	GOL Linhas Aéreas Inteligentes S.A.

SP - 17383903v1

Change in the Composition of the Statutory Audit Committee

Investor Relations

ri@voegol.com.br

www.voegol.com.br/ir

+55(11)2128-4700

About GOL Linhas Aéreas Inteligentes S.A.

In 15 years of history, GOL Linhas Aéreas Inteligentes helped build links, bring people closer and reduce distances with safety and intelligence. The company played an important role in the democratization of air travel in Brazil, contributing to enable approximately 17 million people to fly for the first time, becoming the largest low-cost and best-fare airline in Latin America. GOL is also the leading company in terms of on-time performance and number of passengers carried in the domestic market, both in the leisure and corporate segments – according to Infraero.

GOL has the highest supply of seats with ANAC’s "A" seal, providing even more comfort in its 800 daily flights to 65 domestic and international destinations in South America and the Caribbean. The company maintains strategic alliances with three major global partners: Delta Air Lines, Air France and KLM, allowing it to offer twelve codeshare and more than 70 interline agreements, bringing more convenience and facilitating connections to any destination of these alliances. Through SMILES, GOL’s loyalty program, passengers can accumulate miles and redeem tickets to more than 160 countries and 800 destinations worldwide. The Company also operates Gollog, which retrieves and delivers cargo and packages to and from approximately 2,500 cities in Brazil and ten abroad.

2	GOL Linhas Aéreas Inteligentes S.A.

SP - 17383903v1

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 20, 2016

GOL LINHAS AÉREAS INTELIGENTES S.A.

By:	/S/ Edmar Prado Lopes Neto
Name: Edmar Prado Lopes Neto Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will a ctually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.